Exhibit 4.2

NIP Group Inc.

NUMBER	CLASS A ORDINARY SHARES

Incorporated under the laws of the Cayman Islands

Share capital is US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, comprising

(i)  429,552,072 ordinary shares of a par value of US$0.0001 each,

(ii)  24,709,527 Class A preferred shares of a par value of US$0.0001 each, and

(iii)  2,693,877 Class B preferred shares of a par value of US$0.0001 each.

THIS IS TO CERTIFY that            is the registered holder of            Class A ordinary shares in the above-named company subject to the memorandum and articles of association thereof.

EXECUTED on behalf of the said company on

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Director